Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

September 16, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Hawks Acquisition Corp
Amendment No. 1 to Registration Statement on Form S-1
Filed on August 27, 2021
CIK No. 0001841144

Ladies and Gentlemen:

On behalf of our client, Hawks Acquisition Corp, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Amendment No. 2 to Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Amendment No. 1 to Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2021.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated September 13, 2021. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Description of Securities

Private Placement Warrants, page 143

1.	We note your amended disclosure in response to comment 6 and reissue it in part. Please include a description of the exclusive forum provision for your private warrants in the Description of Securities section.

Securities and Exchange Commission
September 16, 2021

Response to Comment

The Company acknowledges the Staff’s comment and has included a description of the exclusive forum provision for the public and private warrants in the Description of Securities section of the Registration Statement. Please see pages 146-147.

Financial Statements

Notes to Financial Statements

Note 7. Stockholders’ Equity, page F-14

2.	We note your response to comment 5 regarding the accounting for your Public and Private Warrants as equity. Please specifically address the tender offer provision in section 4.5 of your warrant agreements filed as exhibits 4.4 and 4.5, and explain whether you believe there are any instances where a cash payment could be made to a warrant holder that is not in connection with a change of control of the Company.

Response to Comment

The Company acknowledges the Staff’s comment and has updated our warrant agreements to reflect that there are no instances where a cash payment could be made to a warrant holder that is not in connection with a change of control of the Company. Please also see page 142 in the Description of Securities section of the Registration Statement.

General

3.	We note that you have received indications of interest from your anchor investors to purchase units equal to your full offering amount, capped at 9.9% of the units in this offering per anchor investor. Please revise to disclose how many anchor investors have given you an indication of interest. In light of the number of indications of interest that you have received, please disclose whether you meet the public distribution requirements of the NYSE listing standards and if you do not, please disclose whether you intend to complete the offering even if you cannot list.

Response to Comment

The Company acknowledges the Staff’s comment and has updated the disclosure in the Registration Statement to reflect the number of anchor investors that have given us an indication of interest. Please see the cover page and page 1. The Company has also updated the disclosure in the Registration Statement to reflect that it expects to meet the public distribution requirements of the NYSE listing standards. Please see the cover page and pages 51 and 149.

4.	We note that each of the anchor investors is expected to enter into a separate agreement with the sponsor and certain of its members pursuant to which, each such investor will agree to purchase equity interests in the sponsor from such members representing an indirect beneficial interest in founder shares upon closing of the offering. Please file the form of the agreement between the anchor investors and the sponsor as an exhibit.

Securities and Exchange Commission
September 16, 2021

Response to Comment

The Company acknowledges the Staff’s comment and has filed the agreement as an exhibit to the Registration Statement. Please see Exhibit 10.10 to the Registration Statement.

* * * * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3588.

Very truly yours,

/s/ Brian M. Janson

Brian M. Janson

cc:	Ryan Maierson, Esq.

Latham & Watkins LLP

Gregory P. Rodgers, Esq.

Latham & Watkins LLP

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